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                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 1)*

                     MERIDIAN NATIONAL CORP.
- ------------------------------------------------------------------
                        (Name of Issuer)

                          Common Stock
- ------------------------------------------------------------------
                 (Title of Class of Securities)

                            58977410
- ------------------------------------------------------------------
                         (CUSIP Number)

               J. David Washburn, Arter & Hadden,
                  1717 Main Street, Suite 4100
               Dallas, Texas 75201 (214) 761-2100
- ------------------------------------------------------------------
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                         March 26, 1996
- ------------------------------------------------------------------
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following box [ ].

Check the following box if a fee is being paid with the statement
[ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                           Page 1 of 5

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                  SCHEDULE 13D AMENDMENT NO. 1

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     George S. Hofmeister  (S.S.N. ###-##-####)

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                          (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     PF (Personal Funds)

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                           [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH                7.   SOLE VOTING POWER

                         272,921

                    8.   SHARED VOTING POWER

                         0

                    9.   SOLE DISPOSITIVE POWER

                         272,921

                    10.  SHARED DISPOSITIVE POWER

                         0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     272,921

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                  [X]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.1%

14.  TYPE OF REPORTING PERSON*

     IN (Individual)

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                         Amendment No. 1
                               To
                          Schedule 13D
                  Filed Pursuant to Rule 13d-2

     The Statement on Schedule 13D relating to the Common Stock of Meridian National Corp., a Delaware corporation (the "Company"), filed by George S. Hofmeister (the "Reporting Person"), dated July 26, 1995 is hereby amended and supplemented to reflect the acquisition of certain shares of the Common Stock of the Company pursuant to various ordinary brokerage transactions effected
March 22, 1996 through March 27, 1996. Except as otherwise provided herein, capitalized terms used herein shall have the meanings ascribed to such terms in the original filing.

Item 1.   Security and Issuer

     NOT AMENDED.

Item 2.   Identity and Background

     NOT AMENDED.

Item 3.   Source and Amount of Funds or Other Consideration

     The response to Item 3 is hereby amended to add the following:

     Effective March 22, 1996, March 26, 1996 and March 27, 1996, the Reporting Person acquired 10,000 shares, 20,000 shares and 70,000 shares of Common Stock of the Company, respectively, in separate brokerage transactions. The Reporting Person paid an aggregate of $87,500 (or $.8750 per share) for the 100,000 shares of Common Stock acquired in these transactions.

     As a result of these transactions and the transactions previously reported in the original filing of this Schedule 13D, the Reporting Person is the beneficial owner, or may be deemed to be the beneficial owner, of (a) 237,421 shares of Common Stock of the Company, (b) 35,500 common stock purchase warrants (to expire in 1999) which he received in an exchange of preferred stock for Common Stock and warrants pursuant to the public offer to exchange made by the Company (which exchange offer expired in July, 1994) and (c) 27,000 shares of Common Stock of the Company held in an individual retirement account for the benefit of Kay R. Hofmeister, the Reporting Person's spouse. Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Reporting Person expressly disclaims any beneficial ownership interest in the 27,000 shares held for his spouse's benefit. The source of cash consideration for the Common Stock actually acquired by the Reporting Person (and for the preferred stock that was exchanged by him) was personal funds without borrowing or otherwise obtaining these funds from a third party.

Item 4.   Purpose of Transaction

     NOT AMENDED.

Item 5.   Interest in Securities of the Issuer

     The response to Item 5 is hereby amended and restated in its entirety to read as follows:

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     (a)  Aggregate Number and Percentage of Securities:

          Mr. Hofmeister is the beneficial owner of 272,921 shares of Common Stock of the Company, representing approximately 10.1% of the class based upon 2,714,506 shares of Common Stock being reported as outstanding as of January 9, 1996 in the Form 10-Q of the Company filed January 19, 1996. Thirty-five Thousand Five Hundred (35,500) of such shares the Reporting Person has the right to acquire upon the exercise of certain common stock purchase warrants. The Reporting Person expressly disclaims beneficial ownership of the 27,000 shares held by Mrs. Hofmeister's Individual Retirement Account.

     (b)  Power to Vote and Dispose:

          The Reporting Person has sole power to vote and dispose of the 272,921 shares of Common Stock described in (a) above. Of such shares, 10,080 are held in accounts for the minor children of Mr. and Mrs. Hofmeister and 10,000 shares are held for the benefit of Mr. Hofmeister in a Keogh Plan. The 27,000 shares of Common Stock described in (a) above represent shares held in an Individual Retirement Account for the benefit of the Reporting Person's spouse. The Reporting Person expressly disclaims that he shares the power to vote or to dispose of such shares with his spouse.

     (c)  Transactions Within the Past 60 Days:

          Within the past 60 days, the Reporting Person has only purchased that number of shares of Common Stock referred to in this Amendment No. 1 to Schedule 13D.
          Specifically, the Reporting Person has purchased shares of Common Stock in open market transactions on the Nasdaq Stock Market's National Market as follows:

          Date      Number of Shares         Price Per Share
          ----      ----------------         ---------------
          3/22/96   10,000                   $0.8750
          3/26/96   20,000                   $0.8750
          3/27/96   50,000                   $0.8750
          3/27/96   20,000                   $0.8750


     (d)  Certain Rights of Other Persons:

          Not applicable.

     (e)  Date Ceased to be 5% Owner:

          Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     NOT AMENDED.

Item 7.   Material to be Filed as Exhibits

  NOT AMENDED.

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                            Signature

     After reasonable inquiry and to the best of the Reporting
     Person's knowledge and belief, the undersigned Reporting
     Person certifies that the information set forth in this statement is true, complete and correct.



Date:  April 11, 1996         Signature:  /s/ George S. Hofmeister
                                   Name:  George S. Hofmeister